



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "AGILYSYS, INC.", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF NOVEMBER, A.D. 2023, AT 6:13 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6587247 8100
SR# 20234064896

Authentication: 204680224
Date: 11-28-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:13 PM 11/27/2023
FILED 06:13 PM 11/27/2023
SR 20234064896 - File Number 6587247

CERTIFICATE OF ELIMINATION

OF

5.25% SERIES A CONVERTIBLE PREFERRED STOCK

OF

AGILYSYS, INC.

(Pursuant to Section 151(g)
of the General Corporation Law
of the State of Delaware)

Agilysys, Inc., a Delaware corporation (the "Company"), hereby certifies in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware that, with respect to the mandatory conversion (the "Conversion") of all shares of Series A Convertible Preferred Stock (as defined below) into shares of common stock of the Company on November 24, 2023, the following resolutions were duly adopted, in accordance with the Certificate of Designation of 5.25% Series A Convertible Preferred Shares of Agilysys, Inc. (the "Certificate of Designation"), at a meeting of the board of directors of the Company (the "Board") held on November 3, 2023:

RESOLVED FURTHER, that pursuant to Section 151 of the General Corporation Law of the State of Delaware and the authority granted to and vested in the Board in accordance with the provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation"), the Board, by resolutions duly adopted, authorized the issuance of the 5.25% Series A Convertible Preferred Stock of Agilysys, Inc. (the "Series A Convertible Preferred Stock") and established the voting powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions thereof, and authorized the filing of the Certificate of Designation with the Secretary of State of the State of Delaware;

RESOLVED FURTHER, that following the Conversion, no shares of the Series A Convertible Preferred Stock are outstanding and no shares of the Series A Convertible Preferred Stock will be issued subject to the Certificate of Designation;

RESOLVED FURTHER, that when a certificate setting forth this resolution (the "Certificate of Elimination") becomes effective, it shall have the effect of eliminating from the Certificate of Incorporation all matters set forth in the Certificate of Designation with respect to the Series A Convertible Preferred Stock;

RESOLVED FURTHER, that the Board hereby approves and declares advisable the Certificate of Elimination to cancel the Certificate of Designation following the Conversion, in substantially the form reviewed by the Board; and

RESOLVED FURTHER, that the Authorized Officers be, and each hereby is, authorized, in the name and on behalf of the Company, to prepare, execute and file with the Secretary of State of the State of Delaware the Certificate of Elimination relating to the Series A Convertible Preferred Stock.

[Signature page follows]

92104643.2

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be signed by Kyle C. Badger, its Senior Vice President, General Counsel and Secretary, on this 27th day of November, 2023.

AGILYSYS, INC.

DocuSigned by:
Kyle C. Badger
20A2B27EA0FF497...

By: ______________________
Name: Kyle C. Badger
Title: Senior Vice President, General Counsel and Secretary

92104643.2